FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Commission File Number    000-26495

Commtouch Software Ltd.
(Translation of registrant's name into English)

1A Hazoran Street
Poleg Industrial Park, P.O. Box 8511
Netanya 42504, Israel
011-972-9-863-6888
(Address of principal executive offices)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |_|	No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_|	No |X|

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X|	Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|	No |X|

COMMTOUCH SOFTWARE LTD.

FORM 6-K

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect", "plan", "estimate", anticipate", or "believe" are forward-looking statements. These statements are based on information available to us at the time of the Report; we assume no obligation to update any of them. The statements in this Report are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including the failure of Commtouch to satisfy the conditions imposed by the Nasdaq Listing Qualifications Panel for the continued listing of Commtouch shares on The Nasdaq SmallCap Market; business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; fewer than expected license agreements resulting from Commtouch's exclusive rights to market DCC; competitive factors including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for real time AV solutions in general and the Commtouch Zero Hour™ Virus Protection product in particular; availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products, such as the Zero Hour solution, as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Purpose of this Report

  Attached as Exhibit 99.1 hereto is the company's press release announcing financial results of the company for the first quarter 2005.
  Attached as Exhibit 99.1 to the company's Form 6-K filed with the Securities and Exchange Commission ("SEC") on November 5, 2004 (the "Prior Form 6-K") is a press release summarizing certain Nasdaq Listing Qualifications Panel ("Panel") requirements relating to continued listing of the company's Ordinary Shares on The Nasdaq SmallCap Market. Included in that summary is the requirement of a submission to Nasdaq by April 30, 2005 of an unaudited balance sheet evidencing the company's continued compliance with the $2.5 million shareholders' equity requirement as of March 31, 2005 (the "Nasdaq Requirement"). On April 29, 2005, the company submitted to Nasdaq the balance sheet attached to Exhibit 99.1 of this Form 6-K, which shows shareholders' equity of approximately $2.8 million. The company believes that its submission to Nasdaq satisfies the Nasdaq Requirement, though there can be no assurance that Nasdaq will agree with this position.
  The company also must meet the last requirement of the Panel's listing exception enumerated in the Prior Form 6-K, that is a filing with the SEC and Nasdaq by no later than June 30, 2005 of Commtouch's Form 20-F for the fiscal year ended December 31, 2004, evidencing compliance with the $2,500,000 shareholders' equity requirement, on an audited basis, as of December 31, 2004. Furthermore, the company must continue to maintain compliance with all requirements for continued listing on The Nasdaq SmallCap Market. Failure to meet the requirements or satisfy any of the conditions will result in the company's delisting.

Information Incorporated by Reference

The information in this Report on Form 6-K is incorporated by reference into all Registration Statements which we have filed or which we will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMTOUCH SOFTWARE LTD.
(Registrant)

Date: May 9, 2005	By:	/s/ Devyani Patel

Devyani Patel
VP of Finance

Exhibit Index

Exhibit Number	Description of Exhibit

99.1	Press release of May 9, 2005